Exhibit 99.6

BRF — BRASIL FOODS S.A.

OPINION OF THE FISCAL COUNCIL FOR ALLOCATION OF RESULTS FOR FISCAL YEAR 2009

The Audit Committee of the BRF — Brasil Foods SA and examined the proposal of the Board for allocation of income earned in the year ended December 31, 2009, expressed his opinion that it is able to be approved by the General Shareholders’ Meeting. The net income amounting to R $ 96,161,162.48, with a net profit to be allocated to R $ 96,161,162.48, which was designed to dividends in the form of interest on equity, and reservations, namely, interest on capital - R $ 91,353,104.36, legal reserve - R $ 4,808,058.12. As the total interest on equity capital was R $ 100,000,000.00, was the utilization of the Reserve for Expansion in the amount of R$ 8,646,895.64. Interest on equity capital, totaling R $ 91,353,104.36, corresponding to R $ 0.22998523 per Outstanding share, equivalent to 109.5% of net income adjusted in accordance with Article 202 Law 6404/76, for purposes of mandatory minimum dividend. As the  payment have been made, prior to the AGM convened to 03.31.2010, approval requires, then, the ratification of the General Assembly.

São Paulo, March 12, 2010.

Attilio Guaspari	Jorge Kalache

Osvaldo Roberto Nieto